Act: 1934
Section:
Rule: 12H-3
Public Availability: 7/20/2012

Received SEC
JUL 20 2012
Washington, DC 20549

July 20, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Skagit State Bancorp, Inc.
Incoming letter dated July 17, 2012

Based on the facts presented, the Division will not object if Skagit stops filing periodic and current reports under the Exchange Act after: (1) Skagit has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g). In reaching this position, we note that Skagit has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations in your letter, the Form 15 will indicate that the company is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Mail Stop 4561

Bart Bartholdt
Graham & Dunn PC
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128

Re: Skagit State Bancorp, Inc.

Dear Mr. Bartholdt:

In regard to your letter of July 17, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

GRAHAM & DUNN PC

BART BARTHOLDT
(206) 340-9647
bbartholdt@grahamdunn.com

July 17, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Securities Exchange Act of 1934
Rule 12h-3

Submitted via Email

Re: Skagit State Bancorp, Inc. (SEC File No. 000-52096) -- Suspension of Periodic Reporting under Section 15(d) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Skagit State Bancorp, Inc. (the "**Company**") we are writing to request confirmation by the staff ("**Staff**") of the Division of Corporation Finance (the "**Division**") that it will not recommend that any action be taken by the Securities Exchange Commission (the "**Commission**") if the Company suspends its Section 15(d) reporting obligation in connection with its deregistration under Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**"). The Company filed a Form 15 on May 2, 2012, to deregister its common stock under Section 12(g) of the Exchange Act, which will become effective upon the expiration of the 90 day period following such filing. Subject to receiving the relief requested in this letter, the Company will file a certification on Form 15 to suspend its obligation to file periodic and current reports under Section 15(d) of the Exchange Act.

The Company

The Company is a bank holding company registered under the Bank Holding Company Act of 1956. At January 1, 2012, the first day of the Company's current fiscal year, the Company had 776 shareholders of record. At May 31, 2012, the Company had 774 shareholders of record.

The Company's common stock is registered under Section 12(g) of the Exchange Act. The common stock and outstanding options under the Company's equity incentive plan are the only classes of securities (equity or debt) outstanding. The Company's common stock is the only class of securities that has been registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act. The

Company has never conducted a public offering under the Securities Act of 1933 (the "**Securities Act**") and became subject to registration under Section 12(g) of the Exchange Act solely by virtue of the number of record holders of its common stock. The Company filed a registration statement on Form S-8 (*File No. 333-138665, effective November 14, 2006*) with respect to shares issued pursuant to its 2005 Incentive Stock Plan (the "**Incentive Plan**"), and such Form S-8 has been updated in subsequent fiscal years pursuant to Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Forms 10-K, including the Form 10-K for the fiscal year ended December 31, 2011.

The Company is current in all of its periodic and current reports through the date of this letter. The Company will continue to timely file with the Commission all required periodic and current reports until the later of the date of termination of the registration of the Company's common stock under Section 12(g) of the Exchange Act or the filing of a Form 15 certification suspending the Company's reporting obligations under Section 15(d) of the Exchange Act.

The Company will not voluntarily file any periodic or current report with the Commission after the later of the date of termination of the registration of the Company's common stock under Section 12(g) of the Exchange Act or the filing of a Form 15 certification suspending the Company's reporting obligations under Section 15(d) of the Exchange Act.

The Company is not otherwise contractually obligated to file reports with the Commission.

The Company has not issued any securities under the Incentive Plan in 2012, nor has it sold any securities outside the Incentive Plan in 2012. In fact, the Company did not issue any common stock pursuant to the Incentive Plan or otherwise in 2011 or 2010.

There is very little trading activity in the Company's common stock and no broker currently makes a market in the common stock. The Company acts as its own transfer agent.

Enactment of JOBS Act

As you know, the holder of record thresholds applicable to bank holding companies for both deregistration under Section 12(g) of the Exchange Act and for suspension of reporting under Section 15(d) of the Exchange Act were increased from 300 to 1,200 persons by the Jumpstart Our Business Startups Act (the "**JOBS Act**"), enacted on April 5, 2012.

On April 11, 2012, the Commission issued a FAQ entitled "Changes to the Requirements for Exchange Act Registration and Deregistration" (the "**FAQ**") relating to bank holding companies. The FAQ noted that for the current fiscal year, a bank holding company can suspend its Section 15(d) reporting obligations, which suspension would be deemed to have occurred as of the beginning of the year in accordance with Section 15(d) as amended by the JOBS Act. However, if a bank holding company has a registration statement that becomes effective or is updated pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year, the Section 15(d) reporting obligation continues through that fiscal year.

The FAQ goes on to state that a bank holding company that meets specified criteria may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation. The Company meets all of such criteria in that:

- It is a bank holding company with a class of securities held by less than 1,200 persons;
- It has a registration statement (on Form S-8) that was updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act; and
- No sales have been made under the registration statement on Form S-8 during the current fiscal year.

Discussion

The Company filed a Form 15 to terminate registration of its common stock under Section 12(g) of the Exchange Act on May 2, 2012.

Because the shareholder thresholds in Rule 12g-4 have not yet been modified to correspond to those of Section 12(g) of the Exchange Act, as amended by the JOBS Act, the Company is required to file all reports, including reports required by Section 13(a) of the Exchange Act, for 90 days from the date of the filing of the Form 15 (to August 1, 2012).

On May 8, 2012, the Company filed a post-effective amendment to its Form S-8 registration statement, deregistering the securities issuable pursuant to the Incentive Plan. The post-effective amendment was effective immediately upon filing.

The suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. Suspension of the duty to file reports under Section 15(d) is governed by Rule 12h-3. In accordance with Rule 12h-3(a), the Company has filed all current and periodic reports required by Section 13(a) of the Exchange Act for its three most recent fiscal years and for the interim period relating to its current fiscal year.

The Company does not comply with the requirements of Rule 12h-3(b), as the shareholder threshold set forth in Rule 12h-3(b)(1)(i) has not yet been revised to reflect the 1,200 shareholder of record threshold established by the JOBS Act and set forth in Section 15(d)(1) of the Exchange Act. Historically the shareholder thresholds set forth in Section 15(d)(1) of the Exchange Act and in Rule 12h-3(b)(1)(i) have been identical, and we believe that the amendment of Section 15(d)(1) of the Exchange Act reflects the clear intention of Congress to suspend the Section 15(d) reporting obligations of an issuer as to any fiscal year in which such issuer, if a bank holding company, has less than 1,200 shareholders of record at the beginning of such fiscal year. We believe that it would be inconsistent to apply the lower shareholder threshold of Rule 12h-3(b)(1)(i) in this instance, merely because the Commission has not yet revised the shareholder threshold set forth therein to correspond with the increased threshold of Section 15(d)(1), and that there is no policy reason to do so.

However, Rule 12h-3(c) provides that an issuer may not suspend its obligation to file reports under Section 15(d) for a fiscal year in which a registration statement relating to that class of securities becomes effective or is required to be updated pursuant to Section 10(a)(3). As stated above, the Company's registration statement on Form S-8 was automatically updated under Section 10(a)(3) when the Company filed its Form 10-K for the year ended December 31, 2011. We believe that the Company should be able to rely on Rule 12h-3 to suspend its duty to file current and periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c) because it is otherwise eligible, the stated purpose of Rule 12h-3(c) of providing current information to securities purchasers and the investing public is not at issue under these circumstances, and the benefits of continued reporting do not outweigh the burdens on the Company in making such filings.

The purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligations when it securities are held by a small number of persons and the burdens of continued reporting outweigh the benefits to the investing public. In the proposing release to revise Rule 12h-3(c) (Release No.34-20263, available October 5, 1983) (the **"Release"**), the Commission stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a steam of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." The Release also stated the Commission's belief that the investing public should have "available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering", contemplating the situation in which registered securities are sold into the public market in the year of registration.

As noted above, no securities have been sold into the public market, or indeed even issued pursuant to the Incentive Plan, in 2012 or the preceding two fiscal years.

The Commission's Staff has previously indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements which became effective in prior fiscal years, but which are required to be updated pursuant to Section 10(a)(3) of the Securities Act. *See, e.g.*; Tix Corporation (available November 5, 2010); I.C. Isaacs & Company, Inc. (available August 13, 2008); Metro One Telecommunications, Inc. (available March 4, 2009); Questar Assessment, Inc. (available June 13, 2008).

The Commission stated in the Release that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...." Continuing the Company's periodic reporting requirement through fiscal year 2012 would impose a substantial financial burden on the Company. This is particularly the case in light of the requirement, effective with respect to the Company for the Form 10-Q to be filed for the fiscal quarter ending June 30, 2012, to provide detailed tagging of financial statements in the XBRL format. The Company has to this point been required only to provide block tagging of financial statements, and a requirement to file the June 30, 2012 Form 10-Q in the enhanced format would result in a significant cost to the Company. The Company estimates that one-time costs associated with XBRL tagging for Forms 10-Q and 10-K would exceed $37,000, including hard costs and personnel time. The Company estimates that costs associated with continued reporting through the current fiscal year would exceed $90,000, including legal, accounting and audit expenses and personnel time.

The financial, legal and administrative burden and the expenditure of time and effort by management are disproportionate to the benefits to be derived given the extremely limited trading activity in the Company's common stock. In 2012 there have been only 6 transactions in the stock (excluding Company repurchases), involving shares representing 0.16% of total outstanding shares. In 2011 there were 42 transactions in the stock (excluding Company repurchases), involving shares representing 1.21% of total outstanding shares.

At June 1, 2012, there were 24,917 shares underlying granted stock options pursuant to the Incentive Plan. There are a total of 29 option holders. All option holders are current officers, employees and/or directors of the Company. A total of 83% of outstanding stock options are held by directors, executive officers and management-level employees. All such options are currently set at exercise prices that are higher than the most recent trading prices for the Company's common stock. As noted above, no options have been exercised in 2012, 2011 or 2010. Notwithstanding the termination of the Company's registration statement on Form S-8, the holders of options will not be disadvantaged by the absence of periodic reports filed under the Exchange Act because, as the Company's officers, employees and directors, they have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any option. Additionally, both the Company and its subsidiary Skagit State Bank are required to file quarterly and annual "call reports" providing financial information with the appropriate regulatory agencies, which reports are publicly available.

After the Company ceases to be a reporting company, the issuance of securities pursuant to the Incentive Plan will comply with Rule 701 under the Securities Act **("Rule 701")**. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contract relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Incentive Plan satisfies the eligibility requirements of Rule 701, and upon the cessation of the Company's reporting obligations under the Exchange Act, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). The Company acknowledges and will advise all the participants in the Incentive Plan that the resale of securities acquired under the Incentive Plan may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Company's common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Conclusion – Request for Relief

In light of the foregoing, we respectfully request, on behalf of the Company, that the Division's Staff confirm that it concurs with the Company's view that despite the fact that the Company does not comply with the shareholder threshold set forth in Rule 12h-3(b)(1)(i) and would otherwise not be eligible to rely on Rule 12h-3(c) by virtue of the the updating of the Company's registration statement on Form S-8 pursuant to Section 10(a)(3) in the current fiscal year, the Company would not be precluded from suspending its duty to file periodic and current reports under Section 15(d) of the Exchange Act for the current fiscal year. We request that the Division's Staff indicate that it will not object if the Company stops filing periodic and current reports under the Exchange Act after (i) the Company has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act, and (ii) 90 days have lapsed from the Company's filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act, which duty would otherwise automatically revive upon the termination of the Company's reporting obligations under Section 12(g), on August 1, 2012. Such Form 15 will indicate that the Company is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3 as permitted pursuant to the no-action relief requested in this letter.

In accordance with footnote 68 of Securities Act Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email. If you have any questions or desire any clarification concerning the matters addressed in this letter, please do not hesitate to contact me at 206-340-9647 or at bbartholdt@grahamdunn.com or my colleague Steve Klein at 206-340-9648 or at sklein@grahamdunn.com. If the Commission's Staff disagrees with any of the views expressed above, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter.

Sincerely,

GRAHAM & DUNN PC

Bart Bartholdt

cc: Skagit State Bancorp, Inc.
Stephen M. Klein

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